September 18, 2006

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Attention:

Mr. William Choi

Branch Chief

Re:

Kinder Morgan Energy Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
Filed May 10, 2006 and August 7, 2006
File No. 1-11234

Ladies and Gentlemen:

In this letter, we set forth the above-referenced Registrant's responses to the comments contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated September 6, 2006, with respect to the above-referenced filings.  For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Registrant's response to each comment or request is set forth immediately below the text of the applicable comment or request.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Results of Operations, page 53

1.

We note you have presented "Earnings before depreciation, depletion and amortization of excess cost of equity investment" as an operating performance measure of both your consolidated and segment results of operations.  In discussing your results of operations, we note that you have further adjusted this measure to exclude charges attributable to an increase in your reserves related to your rate case liability, adjustments of your environmental liabilities and reconciling differences related to your natural gas liquids inventory.  We advise you that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP measure to eliminate or smooth items

United States Securities and Exchange Commission

September 18, 2006

identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  Please revise the discussion of your results of operations throughout MD&A to eliminate all items that are of a recurring nature or are reasonably likely to recur within two years.

Please refer to Question 8 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures at our website:  http://www.sec.gov/divisions/corpfin/faqs/.

This comment also applies to your Form 10-Q for the quarterly period ended June 30, 2006.

Response:  Because the Registrant is a master limited partnership and quarterly distributions are based on a calculation of available cash, management uses “Earnings before depreciation, depletion and amortization of excess cost of equity investment measurement” to measure the results of operations.  Management also believes this measure is used by its investors and analysts that follow the Registrant in evaluating its financial condition and/or results of operations.  In reviewing the comment, the Registrant accepts the Commission’s suggestion and respectfully requests permission to address the comment in all future filings.  The example set forth below illustrates how the Registrant would propose to modify the disclosure in all future filings in all places where similar language appears.

2005 Form 10-K: The third and fourth paragraphs on page 54 will be revised as follows:

As noted in the table above, our 2005 segment earnings before depreciation, depletion and amortization included charges of $105.0 million attributable to an increase in our reserves related to our rate case liability, $23.3 million from the adjustment of our environmental liabilities, and $13.7 million related to a natural gas liquids inventory reconciliation on our North System; our 2004 segment earnings before depreciation, depletion and amortization included charges of $0.3 million from the adjustment of our environmental liabilities.  ~~Excluding these charges, segment earnings before depreciation, depletion and amortization for our four business segments totaled $1,797.9 million in 2005 and $1,502.8 million in 2004.~~

~~Both~~ The remaining $295.1 million (20%) increase in segment earnings before depreciation, depletion, and amortization, ~~and the environmental, rate case and inventory charges discussed above,~~ in 2005 compared to 2004, and the $243.5 million (19%) increase in 2004 compared to 2003, consisted of year-to-year increases from all four of our business segments, with the strongest growth coming from our CO2 (carbon dioxide) and Natural Gas

United States Securities and Exchange Commission

September 18, 2006

Pipelines business segments. The year-over-year increases in earnings were attributable both to internal growth and to contributions from acquired assets.

Principal Accounting Fees and Services, page 102

2.

Please revise your description of tax fees to describe the nature of the services comprising the fees disclosed under this category.

Response:  The Registrant respectfully requests permission to address the comment in future filings.  The disclosure set forth below would be made in future filings:

(3) Includes fees billed for professional services rendered for tax compliance, tax processing and preparation of Forms K-1 for our unitholders.

Note 18.  Recent Accounting Pronouncements, page 194

3.

We note from your disclosures at page 20 and 62 that the Texas Intrastate Natural Gas Pipeline Group both purchases and sells significant volumes of natural gas, which is often stored and/or transported on its pipelines.  Please tell us whether these transactions are subject to the guidance of EITF 04-13 and identify the impact that you expect this guidance to have on your financial statements upon adoption.

Response:  The Registrant respectfully submits that it does not believe that the purchases and sales transactions in the Texas Intrastate Natural Gas Pipeline Group are entered into in contemplation of each other using the criteria summarized in EITF 04-13 and should not be combined.  Accordingly, the adoption of EITF 04-13 did not have any material impact on our financial statements.

Our Texas intrastate group provides both transport and sales capacity to its customers.  Approximately 50% of its volumes are transport only (fee for service) while the other 50% involves the purchase and sale of gas.  The purchases and sales transactions, all of which are based on market prices, include purchases (or sales) with separate parties and purchases and sales with the same counterparties.  The purchases and sales with the same counterparties are not entered into simultaneously.  Specifically, we have separate contract negotiating groups, one for long-term purchases, one for long-term sales, and one for short-term purchases and sales.  The purchase transactions are not linked, contractual or otherwise, in any way with the sales transactions.  The following summarizes the points by the indicators summarized in EITF 04-13:

1)

There is a specific legal right of offset of obligations between counterparties involved in inventory purchase and sales transactions-- There is no specific legal right of offset of

United States Securities and Exchange Commission

September 18, 2006

obligations between counterparties.  There are master netting arrangements with certain counterparties.  Some of these arrangements cover only the receivables and payables related to the purchases and sales transactions while others also cover the receivables related to fees for service for the specific counterparty. None of these arrangements specifically identify individual inventory transactions nor do they link the negotiations of the purchase and sales contracts.

2)

Inventory purchase and sales transactions with the same counterparty are entered into simultaneously – The transactions are separately negotiated and in almost every case there are significant differences in the activity with the same counterparty between the purchases transactions and sales transactions.

3)

Inventory purchase and sales transactions were entered into at terms that were off-market -- The transactions are based on market prices at the time they were entered into.

4)

Relative certainty that reciprocal inventory transactions with the same counterparty will occur – The purchases and sales are negotiated separately and are not linked in any way nor predicated on the occurrence of the other transaction.

If any member of the Commission's Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at 713-369-9470.

Very truly yours,

Kimberly A. Dang

Vice President and Chief Financial Officer